

Matthew Goldstein · 2nd

Head of Finance & Ops @ Earnest Capital
Washington DC-Baltimore Area · Contact info

Earnest Capital
Georgetown University - The McDonough School of...

500+ connections

3 mutual connections: Zac Blanco, CPA, CFE, Suzanna Rush, and 1 other

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CAPITAL
COMMUNITY
MENTORSHIP
Earnest Capital

Five months ago, I decided to pivot from building my own consulting business to go full-time with the team at Earnest Capital.
...

Invest in Earnest Capital: Investment Advisor + Mentor for Founders of Calm Companies | Wefunder
wefunder.com · 9 min read

24 · 5 comments

Experience

Head of Finance & Operations
Earnest Capital · Full-time
Nov 2020 – Present · 8 mos

Independent Consultant
GoldsteinMatt.com · Self-employed
Jan 2020 – Nov 2020 · 11 mos
Washington D.C. Metro Area

Financial management, strategy & operations, and growth consultant for companies large & small. I believe people come first, growth should be thoughtful, and change doesn't equal disruption.

VP, Publisher & Business Operations
National Geographic
Jul 2017 – Oct 2019 · 2 yrs 4 mos
Washington D.C. Metro Area

Led publisher management efforts in collaboration with sales, ad operations, editorial, and analytics teams to drive health and scale of advertising opportunities across owned & operated and third-party platforms (NatGeo.com, NG-operated community platforms, third-party social platforms, etc). ...see more

CustomInk
4 yrs 8 mos

Director of Marketing Effectiveness
Oct 2015 – Jul 2017 · 1 yr 10 mos

Business manager for entire Integrated Marketing organization, spanning Marketing, Merchandising, and Creative teams, supporting the CMO and CEO. Responsible for planning, budget management, and strategic execution.

...see more

Director of Finance
Dec 2012 – Mar 2016 · 3 yrs 4 mos

Individually managed financial planning & analysis for company during growth from $100M to $200M+ in sales and 450 to 1,000+ employees; project managed 20+ managers and executives across the business to complete annual & quarterly operating and strategic plans.

...see more

Advisor
L2 Federal Resources
Jun 2010 – Oct 2013 · 3 yrs 5 mos

Strategic and financial advisor to an education services startup from inception to successful exit. Focused on pricing strategy and market positioning, including the development of a pricing model to support a successful multi-million dollar RFP with a major public Federal contractor. ...see more

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Education

Georgetown University - The McDonough School of Business
B.S. in Business Administration, Accounting
2006 – 2008
Activities and Societies: Academic Resource Center Tutor, Club Lacrosse

-Graduated cum laude
-Dean's List Honoree

Skills & endorsements

Financial Analysis · 18


Endorsed by **Michael Boezer, who is highly skilled at this**

Endorsed by **9 of Matthew's colleagues at Custom Ink**

Corporate Finance · 7

Endorsed by **3 of Matthew's colleagues at Custom Ink**

Business Strategy · 3

Najva Sol and 2 connections have given endorsements for this skill

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Recommendations

Received (4) Given (2)


Amanda Waas
Vice President at The Walt Disney Company
June 26, 2020, Amanda worked with Matthew in different groups

In the time I worked with Matt at National Geographic, he was an invaluable ally, providing a bridge between the editorial/content and advertising/business sides of the organization. He's levelheaded, accessible, and his ability to see the big picture while still understanding individual department need... See more



Kevin Cheetham
Enjoying that next phase
June 25, 2020, Kevin managed Matthew directly

I hired Matt into Custom Ink to set up the company's FP&A function. This required Matt to build out the first true dynamic forecast model. Matt drove incredible value and insights into the business. After setting up the FP&A infrastructure Matt tackled the most challenging area of marketing spend optim... See more

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Interests

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